UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109(1)

(CUSIP Number)

Xin Jin

c/o Xueda Education Group

A-4 Xibahe Beili, Chaoyang District

Beijing 100028

People’s Republic of China

Tel: +(86-10)6427-8899

With a copy to:

David T. Zhang, Esq.

Kirkland & Ellis International LLP

c/o 26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel: +852-3761-3318

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 98418W109

1.	Name of Reporting Person Xin Jin

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%(1)

14.	Type of Reporting Person IN

(1)         The percentage is based on 124,655,742 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,053,062 unvested restricted shares), as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person Golden Section Holding Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%(1)

14.	Type of Reporting Person CO

(1)         The percentage is based on 124,655,742 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,053,062 unvested restricted shares), as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person Golden Seed Venture Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%(1)

14.	Type of Reporting Person CO

(1)         The percentage is based on 124,655,742 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,053,062 unvested restricted shares), as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person Credit Suisse Trust Limited as Trustee of The Morning Rain Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%(1)

14.	Type of Reporting Person OO

(1)         The percentage is based on 124,655,742 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,053,062 unvested restricted shares), as provided by the Issuer.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D filed by (a) Xin Jin, a citizen of the People’s Republic of China, (b) Golden Section Holding Corporation, a company organized under the laws of the British Virgin Islands, (c) Golden Seed Venture Limited, a company organized under the laws of the Bahamas, and (d) Credit Suisse Trust Limited as Trustee of The Morning Rain Trust, a company organized under the laws of Singapore on March 23, 2015 (the “Original Schedule 13D”, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 have the same respective meanings provided to them in the Original Schedule 13D.

Item 4.                   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired the Ordinary Shares and ADSs covered by the Schedule 13D for long-term investment purposes and intend to review their investment in the Issuer on a continuous basis. As a director and executive officer of the Issuer, Mr. Xin Jin may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

On May 14, 2015, the Issuer announced that its Board of Directors (the “Board”) has formed a committee of independent directors (the “Independent Committee”) to evaluate the preliminary non-binding proposal letter dated April 20, 2015 (the “Proposal Letter”) from Insight Investment Co., Ltd., a Chinese company listed on the Shenzhen Stock Exchange under the Stock Code 000526.SZ (“Insight Investment”), to acquire all of the Issuer’s outstanding shares (the “Proposed Transaction”).

Mr. Xin Jin has informed the Independent Committee that, in light of the Proposed Transaction, he has been in discussions with Insight Investment regarding the Proposed Transaction, he is currently interested in forming a consortium with Insight Investment in pursuing the Proposed Transaction and he is not currently interested in selling the Issuer’s shares directly or indirectly held by him in any other transaction involving the sale of the Issuer’s shares.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2015

Xin JIN

/s/ Xin Jin
Xin Jin

Golden Section Holding Corporation

	By:	/s/ Xin Jin
	Name:	Xin Jin
	Title:	Director

Golden Seed Venture Limited

	By:	/s/ Kim Chu Yen & Mark John Farrell
	Name:	Kim Chu Yen & Mark John Farrell
	Title:	Authorized Signatories
For and on behalf of
Bukit Merah Limited
As Corporate Director

Credit Suisse Trust Limited as Trustee of The Morning Rain Trust

	By:	/s/ Kim Chu Yen & Mark John Farrell
	Name:	Kim Chu Yen & Mark John Farrell
	Title:	Authorized Signatories
For and on behalf of
Credit Suisse Trust Limited